- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
      THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 1995   Commission File Number 1-1097





                        OKLAHOMA GAS AND ELECTRIC COMPANY
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                            (Full Title of the Plan)




                        OKLAHOMA GAS AND ELECTRIC COMPANY
                               101 North Robinson
                                  P.O. Box 321
                       Oklahoma City, Oklahoma 73101-0321

   (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


- --------------------------------------------------------------------------------

                                   SIGNATURES
                                   ----------


     The undersigned consist of the members of the Committee having the responsibility for the administration of the Oklahoma Gas and Electric Company Employees' Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 26th day of June 1996.





                                            OKLAHOMA GAS AND ELECTRIC COMPANY
                                            EMPLOYEES' RETIREMENT SAVINGS PLAN





                                            By      /s/ Irma B. Elliott
                                              -------------------------------
                                                        Irma B. Elliott
                                                        Chairperson






                                            By      /s/ Al M. Strecker
                                              -------------------------------
                                                        Al M. Strecker
                                                        Member






                                            By      /s/ Donald R.Rowlett
                                              -------------------------------
                                                        Donald R. Rowlett
                                                        Member

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Oklahoma Gas and Electric Company
Financial Programs Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Oklahoma Gas and Electric Company Employees' Retirement Savings Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Financial Programs Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Oklahoma Gas and Electric Company Employees' Retirement Savings Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes as of December 31, 1995, and the schedule of reportable transactions for the year ended December 31, 1995, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        /s/ Arthur Andersen LLP


Oklahoma City, Oklahoma,
  May 10, 1996

                                             OKLAHOMA GAS AND ELECTRIC COMPANY EMPLOYEES' RETIREMENT SAVINGS PLAN
                                             --------------------------------------------------------------------

                                                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                          ---------------------------------------------------

                                                                            DECEMBER 31, 1995
                                                                            -----------------


                                                                         Fidelity       Fidelity       Fidelity
                                             OG&E         Fidelity         Asset          Asset        Managed
                                            Common          Asset         Manager:      Manager:        Income        Fidelity
                                          Stock Fund       Manager        Growth         Income       Portfolio      Contrafund
                                         ------------   ------------   ------------   ------------   ------------   ------------

Investments, at market value:

   Common stock of Oklahoma Gas
     and Electric Company                $104,997,529   $     -        $     -        $     -        $     -        $     -
   Fidelity U.S. Government Fund            1,122,877         -              -              -              -              -
   Fidelity Asset Manager                      -           8,547,890         -              -              -              -
   Fidelity Asset Manager: Growth              -              -          13,669,242         -              -              -
   Fidelity Asset Manager: Income              -              -              -           2,989,125         -              -
   Fidelity Managed Income Portfolio           -              -              -              -          18,284,456         -
   Fidelity  Contrafund                        -              -              -              -              -           4,221,512
   Fidelity  Growth and Income                 -              -              -              -              -              -
   Fidelity  Blue Chip                         -              -              -              -              -              -
   Loan Fund                                   -              -              -              -              -              -
                                         ------------   ------------   ------------   ------------   ------------   ------------
     Total investments                    106,120,406      8,547,890     13,669,242      2,989,125     18,284,456      4,221,512

Contributions receivable:

   Participants                                44,978         13,786         30,025          3,368         11,626          9,683
   Company                                     60,089         -              -              -              -              -
Dividends and interest receivable           1,633,872         -              -              -              -              -
                                         ------------   ------------   ------------   ------------   ------------   ------------
     Net assets available for
       plan benefits                     $107,859,345   $  8,561,676   $ 13,699,267   $  2,992,493   $ 18,296,082   $  4,231,195
                                         ============   ============   ============   ============   ============   ============


                                           Fidelity
                                            Growth        Fidelity
                                              and           Blue           Loan
                                            Income          Chip           Fund           Total
                                         ------------   ------------   ------------   ------------

Investments, at market value:

   Common stock of Oklahoma Gas
     and Electric Company                $     -        $     -        $     -        $104,997,529
   Fidelity U.S. Government Fund               -              -              -           1,122,877
   Fidelity Asset Manager                      -              -              -           8,547,890
   Fidelity Asset Manager: Growth              -              -              -          13,669,242
   Fidelity Asset Manager: Income              -              -              -           2,989,125
   Fidelity Managed Income Portfolio           -              -              -          18,284,456
   Fidelity  Contrafund                        -              -              -           4,221,512
   Fidelity  Growth and Income              2,488,051         -              -           2,488,051
   Fidelity  Blue Chip                         -           5,333,467         -           5,333,467
   Loan Fund                                   -              -           8,765,510      8,765,510
                                         -------------  ------------   ------------   ------------
     Total investments                      2,488,051      5,333,467      8,765,510    170,419,659

Contributions receivable:

   Participants                                 4,225         11,189         64,246        193,126
   Company                                     -              -              -              60,089
Dividends and interest receivable              -              -              -           1,633,872
                                         ------------   ------------   ------------   ------------
     Net assets available for
       plan benefits                     $  2,492,276   $  5,344,656   $  8,829,756   $172,306,746
                                         ============   ============   ============   ============



     The accompanying notes are an integral part of this statement.



                                                 OKLAHOMA GAS AND ELECTRIC COMPANY EMPLOYEES' RETIREMENT SAVINGS PLAN
                                                 --------------------------------------------------------------------

                                                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                          ---------------------------------------------------

                                                                               DECEMBER 31, 1994
                                                                               -----------------



                                                                         Fidelity       Fidelity       Fidelity
                                             OG&E         Fidelity        Asset          Asset         Managed
                                            Common         Asset         Manager:       Manager:        Income          Loan
                                          Stock Fund      Manager         Growth         Income        Portfolio        Fund
                                         ------------   ------------   ------------   ------------   ------------   ------------

Cash                                     $    245,189   $     -        $     -        $     -        $     -        $     -

Investments, at market value:

   Common stock of Oklahoma Gas
     and Electric Company                  88,057,500         -              -              -              -              -
   Fidelity U.S. Government Fund            1,188,157         -              -              -              -              -
   Fidelity Asset Manager                      -           7,277,180         -              -              -              -
   Fidelity Asset Manager: Growth              -              -          12,635,770         -              -              -
   Fidelity Asset Manager: Income              -              -              -           2,318,634         -              -
   Fidelity Managed Income Portfolio           -              -              -              -          14,922,234         -
   Loan Fund                                   -              -              -              -              -           8,623,512
                                         ------------   ------------   ------------   ------------   ------------   ------------
      Total investments                    89,245,657      7,277,180     12,635,770      2,318,634     14,922,234      8,623,512

Contributions receivable:

   Participants                                42,293        15,328          36,925          2,730          8,225         48,173
   Company                                     50,409         -              -              -              -              -
Dividends and interest receivable           1,782,690         -              -              -              -              -
                                         ------------   ------------   ------------   ------------   ------------   ------------
      Net assets available for
        plan benefits                    $ 91,366,238   $  7,292,508   $ 12,672,695   $  2,321,364   $ 14,930,459   $  8,671,685
                                         ============   ============   ============   ============   ============   ============



                                             Total
                                         ------------

Cash                                     $    245,189

Investments, at market value:

   Common stock of Oklahoma Gas
     and Electric Company                  88,057,500
   Fidelity U.S. Government Fund            1,188,157
   Fidelity Asset Manager                   7,277,180
   Fidelity Asset Manager: Growth          12,635,770
   Fidelity Asset Manager: Income           2,318,634
   Fidelity Managed Income Portfolio       14,922,234
   Loan Fund                                8,623,512
                                         ------------
      Total investments                  $135,022,987

Contributions receivable:

   Participants                               153,674
   Company                                     50,409
Dividends and interest receivable           1,782,690
                                         ------------
      Net assets available for
        plan benefits                    $137,254,949
                                         ============


      The  accompanying  notes are an integral part of this statement.

                                                  OKLAHOMA GAS AND ELECTRIC COMPANY EMPLOYEES' RETIREMENT SAVINGS PLAN
                                                  --------------------------------------------------------------------

                                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                     --------------------------------------------------------------

                                                                 FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                 ------------------------------------

                                                                    Fidelity                  Fidelity                    Fideltiy
                                           OG&E       Fidelity       Asset        Asset       Managed                      Growth
                                          Common        Asset       Manager:     Manager:      Income       Fidelity        and
                                        Stock Fund     Manager      Growth        Income     Portfolio     Contrafund      Income
                                        -----------  -----------  ------------  -----------  ------------  -----------   ----------
Net assets available for plan
 benefits at beginning of year         $91,366,238   $7,292,508   $12,672,695   $2,321,364   $14,930,459   $             $
                                       ------------  -----------  ------------  -----------  ------------  -----------   ----------
Investment income:
  Dividends                              6,739,231      238,947       204,728      126,008       971,438      327,871       67,667
  Interest on loans                        350,786       63,185       157,782       13,674        54,264       18,082        4,158
Appreciation in market value
 of investments:
  Common stock                          22,339,428          -             -            -             -            -            -
  Mutual funds                                 -        898,497     1,777,078      231,581           -            508      176,408
Contributions:
  Participants                           2,614,985      773,768     1,859,367      175,149       555,003      260,631       90,582
  Company                                3,083,179          -                          -                          -
Realized gain (loss) on sale or
 distribution of investments             2,831,802      133,058       377,660       41,419           -         13,517       (1,062)
                                       ------------  -----------  ------------  -----------  ------------  -----------   ----------
    Total additions                     37,959,411    2,107,455     4,376,615      587,831     1,580,705      620,609      337,753
Distributions to participants           (8,179,941)    (723,605)     (897,884)    (361,573)   (2,348,853)     (60,308)     (34,340)
                                       ------------  -----------  ------------  -----------  ------------  -----------   ----------
    Net additions (reductions)          29,779,470    1,383,850     3,478,731      226,258      (768,148)     560,301      303,413
                                       ------------  -----------  ------------  -----------  ------------  -----------   ----------
Transfer between funds, net            (13,286,363)    (114,682)   (2,452,159)     444,871     4,133,771    3,670,894    2,188,863
                                       -----------   -----------  ------------  -----------  ------------  -----------   ----------
Net assets available for plan
 benefits at end of year              $107,859,345   $8,561,676   $13,699,267   $2,992,493   $18,296,082   $4,231,195   $2,492,276
                                      =============  ===========  ============  ===========  ============  ===========  ===========


                                         Fidelity
                                           Blue         Loan
                                           Chip         Fund          Total
                                      -------------  -----------  -------------
Net assets available for plan
 benefits at beginning of year        $              $8,671,685   $137,254,949
                                      -------------  -----------  -------------
Investment income:
  Dividends                                315,937          -        8,991,827
  Interest on loans                         19,481          -          681,412
Appreciation in market value
 of investments:
  Common stock                                 -            -       22,339,428
  Mutual funds                             147,299          -        3,231,371
Contributions:
  Participants                             327,907          -        6,657,392
  Company                                      -            -        3,083,179
Realized gain (loss) on sale or
 distribution of investments                23,830          -        3,420,224
                                      -------------  -----------  -------------
    Total additions                        834,454          -       48,404,833
Distributions to participants              (79,305)    (667,227)   (13,353,036)
                                      -------------  -----------  -------------
    Net additions (reductions)             755,149     (667,227)    35,051,797
                                      -------------  -----------  -------------
Transfer between funds, net              4,589,507      825,298            -
                                      -------------  -----------  -------------
Net assets available for plan
 benefits at end of year                $5,344,656   $8,829,756   $172,306,746
                                      =============  ===========  =============


          The  accompanying  notes  are an integral part of this statement.

                        OKLAHOMA GAS AND ELECTRIC COMPANY
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                       ----------------------------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1995 AND 1994
                           --------------------------


1. DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES:
- -----------------------------------------------------------

The Oklahoma Gas and Electric Company Employees' Thrift Plan (the "Thrift Plan") and the Oklahoma Gas and Electric Company Employees' Thrift Trust (the "Trust") were adopted by the Board of Directors of Oklahoma Gas and Electric Company ("OG&E" or the "Company") on November 10, 1981, and became effective January 1, 1982. The Thrift Plan, a defined contribution trusteed plan, was amended September 1, 1994 and was renamed the Oklahoma Gas and Electric Company Employees' Retirement Savings Plan (the "Plan"). Fidelity Management Trust Company ("Fidelity") the Trustee of the Plan is responsible for the safekeeping and investment of all contributions made to the Trust.

Participation in the Plan is voluntary. Employees are eligible to become participants in the Plan after completing one year of service as defined in the Plan. Participants may contribute any whole percentage between 2% and 15% of their compensation. The first 6% of contributions are called "Regular Contributions," and any contributions over 6% of compensation are called "Supplementary Contributions." Participants may designate at their discretion all or any portion of their Regular and Supplementary Contributions to the Plan as a salary reduction contribution under Section 401(k) of the Internal Revenue Code. Under Section 401(k) of the Internal Revenue Code, the portion of the participant's base salary that is contributed as a "Tax-Deferred Contribution" will not be subject to Federal income tax until such portion is withdrawn or distributed from the Plan. Company contributions to the Plan are made monthly. Participants can direct that all of their contributions be invested in multiples of 1% in any one or all of the following eight investment funds, each with a specific investment portfolio goal:

   OG&E Common Stock Fund - consists of shares of the Company's common stock contributed by the Company or purchased by the Trustee.

   Fidelity Asset Manager - goal of approximately 40% stocks, 40% bonds and 20% short-term instruments.

   Fidelity Asset Manager: Growth - goal of approximately 65% stocks, 30% bonds and 5% short-term instruments.

   Fidelity Asset Manager: Income - goal of approximately 20% stocks, 30% bonds and 50% short-term instruments.

   Fidelity Managed Income Portfolio - consists of short-term and long-term investment contracts.

In February 1995, three investment fund options were added as follows:

   Fidelity Growth & Income Portfolio - consists of foreign and domestic stocks and debt securities.

   Fidelity Blue Chip Growth Fund - consists of common stocks of well known, established growth companies.

   Fidelity Contrafund - consists of common stocks from companies that the Fund's manager believes are undervalued or show potential for growth.

The accompanying financial statements have been prepared on the accrual basis of accounting. Investments are carried at market value determined from quoted market prices when available or management's estimate of fair market value. Unrealized appreciation in the market value of investments, disclosed in Note 4, represents the difference between the market value at the beginning and end of year and original cost, including the effect of acquisitions and distributions during the year. Realized gains/losses on sales or dispositions and appreciation/depreciation of plan assets included in the statements of changes in net assets available for plan benefits are based on the change in the market value of the assets at the beginning of the plan year or at the time of purchase during the year.

The Company contributes to the Plan on behalf of each participant an amount equal to 50% of the participant's Regular Contribution for participants with less than 20 years of Plan participation, as defined in the Plan, and an amount equal to 75% of the participant's Regular Contribution for participants with 20 or more years of participation in the Plan. No Company contributions are made with respect to the participant's Supplementary Contribution. The Company's contribution can be made either in cash or in shares of the Company's common stock. If the Company contributes cash, such cash is used to purchase common stock of the Company.

Participants' Regular and Supplementary Contributions are fully vested and nonforfeitable. Participants become vested as to 30% of the amount in their Company contribution account upon the completion of their third year of service with the Company, and become vested as to an additional 10% upon the completion of the following year and 20% for each subsequent year of participation in the Plan. In addition, participants become fully vested when they are eligible for retirement under the Company Employees' Retirement Plan or in the event of death, permanent disability or attainment of age 65.

Forfeitures of the Company's contributions resulting from termination of the participant's interest in the Plan are used to reduce the Company's future contributions. Forfeitures will be reinstated if the participant is reemployed by the Company and returns to the Plan within five years.

The Plan is a qualified plan under provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, dated January 12, 1996. However, the Company is of the opinion that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes the Plan is qualified and continues to be tax-exempt. Participants on whose behalf Company contributions are made are not taxed on the amounts contributed by the Company or on any income earned thereon until the receipt of a distribution, pursuant to the terms of the Plan. The taxation of income earned on Plan assets attributable to participants' contributions to the Plan is also deferred until distribution is made. The amount of income taxes applicable to the participants or their beneficiaries upon distribution is prescribed by the Internal Revenue Code and is dependent upon the method of distribution.

The Plan is administered by a committee appointed by the Board of Directors of the Company (the "Financial Programs Committee"). Expenses of administering the Plan are expected to be paid by the Company; however, if not paid by the Company, such expenses will be charged to the Plan.

The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the interests of all participants will be fully vested, and the Financial Programs Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2. LOANS TO PARTICIPANTS:
- -------------------------

The maximum amount which a participant may borrow is the lesser of $50,000 or 50% of the participant's allocated vested share of the Plan assets. The loans are secured by a portion of the amounts remaining in the participant's account. The Plan allows participants on leave of absence to obtain loans from their account. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, when the loan is repaid, the interest on the loan is credited to the participant's account in the Plan.

The interest rate is equal to the "prime rate," as published in the Wall Street Journal on the first business day of the month, plus 1%. The range for interest rates was 7.0 % to 11.5% during 1995.

If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution.


         Loan activity for 1995 was as follows:

                  Balance at Beginning of Year             $ 8,671,685
                           New Loans                         4,340,339
                           Repayment of Principal           (4,182,268)
                                                           ------------
                  Balance at End of Year                   $ 8,829,756
                                                           ============

         Interest applicable to these loans during 1995 was $681,412.


3. AMOUNTS DUE TO TERMINATED EMPLOYEES:
- ---------------------------------------

There are no amounts payable to participants no longer participating in the Plan at December 31, 1995.

4. UNREALIZED APPRECIATION:
- ---------------------------

The amount of unrealized appreciation of investments (original cost compared to market value) at December 31, 1994 and 1995, and the related net change during 1995 is set forth below:


         Unrealized appreciation at December 31, 1994          $   1,836,715
             Increase during 1995                                 26,730,180
                                                                ------------

         Unrealized appreciation at December 31, 1995           $ 28,566,895
                                                                ============


5. INVESTMENTS:
- ---------------

Investments of Company common stock, in the OG&E Common Stock Fund at December 31, 1995 and 1994, of $104,997,529 and $88,057,500, respectively, are carried at market value ($43.00 per share and $33.125 per share at December 31, 1995 and 1994, respectively) and are comprised of 2,441,803 and 2,658,247 shares, respectively. The market value per common share was $38.375 at May 10, 1996, the date of the accompanying report of independent public accountants.

The aggregate market value and proceeds of investments sold and distributed are determined on a specific asset basis and were as follows:




                                                    Year Ended December 31, 1995
                                            -----------------------------------------------


                                                               Proceeds/
                                            Market Value     Distribution
                                             at 1/1/95           Value          Gain/(Loss)
                                            ------------     ------------       -----------

      OG&E Common Stock  Fund                $29,058,339      $31,890,141       $2,831,802
      Fidelity Asset Manager                   2,359,089        2,492,147          133,058
      Fidelity Asset Manager: Growth           5,033,702        5,411,362          377,660
      Fidelity Asset Manager: Income             816,268          857,687           41,419
      Fidelity Managed Income Portfolio       13,204,151       13,204,151              -
      Fidelity Contrafund                      1,189,520        1,203,037           13,517
      Fidelity Growth and Income                 305,065          304,003           (1,062)
      Fidelity Blue Chip                       1,081,082        1,104,912           23,830





6. SUBSEQUENT EVENT:
- --------------------

On January 17, 1996, the Board of Directors adopted certain amendments to the Plan that were effective December 1, 1993. The amendments relate to various operational aspects of the Plan such as the repayment of participant loans, restoration of participant forfeited account balances upon reemployment, procedures to comply with the IRS required contribution discrimination testing, and procedures regarding distributions to participants of the plan. Participants should refer to the Plan document and related amendments for a detailed discussion of the amendments.



                                             OKLAHOMA GAS AND ELECTRIC COMPANY
                                             ---------------------------------
                                             EMPLOYEES' RETIREMENT SAVINGS PLAN
                                             ----------------------------------


                                 ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 ----------------------------------------------------------

                                                   AS OF DECEMBER 31, 1995
                                                   -----------------------




       (a)*  (b)       Issuer            (c)      Description of Investment                (d) Cost       (e) Market Value
       ----  ------------------------    --------------------------------------------    -------------    ----------------


          *  Oklahoma Gas and            Common stock, $2.50 par value                   $  77,867,574      $ 104,997,529
              Electric Company

          *  Fidelity Mgmt. Trust Co.    U.S. Government fund, variable interest rate        1,122,877          1,122,877

          *  Fidelity Mgmt. Trust Co.    Asset Manager, mutual fund                          8,264,487          8,547,890

          *  Fidelity Mgmt. Trust Co.    Asset Manager: Growth, mutual fund                 12,877,230         13,669,242

          *  Fidelity Mgmt. Trust Co.    Asset Manager: Income, mutual fund                  2,866,928          2,989,125

          *  Fidelity Mgmt. Trust Co.    Managed Income Portoflio, mutual fund              18,284,456         18,284,456

          *  Fidelity Mgmt. Trust Co.    Contrafund, mutual fund                             4,244,877          4,221,512

          *  Fidelity Mgmt. Trust Co.    Growth and Income, mutual fund                      2,329,768          2,488,051

          *  Fidelity Mgmt. Trust Co.    Blue Chip Growth, mutual fund                       5,229,057          5,333,467

                                         Participant Loans, interest rates from
                                           7.0% to 11.5%                                     8,765,510          8,765,510
                                                                                         -------------     ---------------
                       Total investments                                                  $141,852,764       $170,419,659
                                                                                         =============     ===============

          *  Party in interest


                                                                                                                       Page 1 of 2
                                                                                                                       -----------

                                             OKLAHOMA GAS AND ELECTRIC COMPANY
                                             EMPLOYEES' RETIREMENT SAVINGS PLAN
                                             ----------------------------------


                                       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                       ----------------------------------------------

                                            FOR THE YEAR ENDED DECEMBER 31, 1995
                                            ------------------------------------

                                                                                                                         Expenses
                                                                                                                       Incurred in
                                                                                                                        Connection
   Number of           Identity of Party         Description of             Purchase      Selling        Lease            with
  Transactions            (a) Involved             (b) Asset               (c) Price     (d) Price    (e) Rental    (f) Transaction
  ------------      ------------------------     ----------------          -----------   ---------    ----------    ---------------



                    Purchases:

                                                 Oklahoma Gas and
      252           Fidelity Mgmt. Trust Co.     Electric Company
                     OG&E Common Stock Fund      Common Stock              $23,333,665   $   -        $    -           $      -


      205           Fidelity Mgmt. Trust Co.     Blue Chip Growth,           6,267,250       -             -                  -
                                                 mutual fund

      245           Fidelity Mgmt. Trust Co.     Asset Manager: Growth,      4,290,096       -             -                  -
                                                 mutual fund

      240           Fidelity Mgmt. Trust Co.     Managed Income Portfolio,  16,558,149       -             -                  -
                                                 mutual fund

                                     Current Value
                                      of Asset on
 Number of              Cost of       Transaction      Net Gain
Transactions          (g) Asset     (h)  Date       (i) or (Loss)
- ------------        ------------    -------------   -------------



      252           $ 23,333,665     $ 23,333,665    $      -


      205              6,267,250        6,267,250           -


      245              4,290,096        4,290,096           -


      240             16,558,149       16,558,149           -


Schedules of Loans or Fixed Income Obligations, Leases in Default or Classified as Uncollectible, Non-Exempt Transactions, and Assets Held for Investment Purposes Which Were Both Acquired and Disposed of Within the Plan Year as required by the Employee Retirement Income Security Act of 1974 and the regulations promulgated by the Department of Labor are not separately included because the Plan had no such items to report.



                                                                                                                 Page 2 of 2
                                                                                                                 -----------
                                                  OKLAHOMA GAS AND ELECTRIC COMPANY
                                                  EMPLOYEES' RETIREMENT SAVINGS PLAN
                                                  ----------------------------------


                                            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                            ----------------------------------------------

                                                 FOR THE YEAR ENDED DECEMBER 31, 1995
                                                 ------------------------------------

                                                                                                                          Expenses
                                                                                                                        Incurred in
                                                                                                                        Connection
    Number of           Identity of Party         Description of             Purchase      Selling        Lease            with
  Transactions            (a) Involved             (b) Asset               (c) Price     (d) Price    (e) Rental    (f) Transaction
  ------------      ------------------------     ----------------          -----------   ---------    ----------    ---------------



                    Sales and Redemptions:


      251           Fidelity Mgmt. Trust Co.       Oklahoma Gas and
                    OG&E Common Stock Fund         Electric Company         $   -        $31,890,141   $    -       $         -
                                                   Common Stock

       86           Fidelity Mgmt. Trust Co.       Blue Chip Growth,            -          1,104,912        -                 -
                                                   mutual fund

      231           Fidelity Mgmt. Trust Co.       Asset Manager: Growth,       -          5,411,362        -                 -
                                                   mutual fund

      229           Fidelity Mgmt. Trust Co.       Managed Income Portfolio,    -         13,204,151        -                 -
                                                   mutual fund




                                     Current Value
                                      of Asset on
 Number of              Cost of       Transaction      Net Gain
Transactions          (g) Asset     (h)  Date       (i) or (Loss)
- ------------        ------------    -------------   -------------



      251           $28,646,247      $ 31,890,141    $ 3,243,894


       86             1,038,192         1,104,912         66,720


      231             5,569,690         5,411,362       (158,328)


      229            13,204,151        13,204,151            -


Schedules of Loans or Fixed Income Obligations, Leases in Default or Classified as Uncollectible, Non-Exempt Transactions, and Assets Held for Investment Purposes Which Were Both Acquired and Disposed of Within the Plan Year as required by the Employee Retirement Income Security Act of 1974 and the regulations promulgated by the Department of Labor are not separately included because the Plan had no such items to report.



                                  EXHIBIT INDEX
                                  -------------


Exhibit No.                        Description
- -----------         -----------------------------------------
1.01                Consent of Independent Public Accountants



                                                                  Exhibit 1.01
                                                                  ------------





                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




     As independent public accountants, we hereby consent to the incorporation of our report dated May 10, 1996 included in the Oklahoma Gas and Electric Company Employees' Retirement Savings Plan Form 11-K for the year ended December 31, 1995, into the previously filed Form S-8 Registration Statement No. 33-52169, Form S-3 Registration Statement No. 33-59805, Form S-4 Registration Statement No. 33-61699 and Form S-3 Registration Statement No. 333-02319.






                                       /s/   Arthur Andersen LLP


Oklahoma City, Oklahoma,
  June 26, 1996